Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 29, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business		Outcome of Vote	For	Against
1.	Determine the number of directors at 7	Carried	30,208,415	602,285
2.	Elect the following nominees as directors		For	Withheld
	(a) Duane Poliquin	Elected	30,217,920	592,780
	(b) Morgan Poliquin	Elected	30,169,432	641,268
	(c) Alfredo Phillips	Elected	30,187,827	622,873
	(d) Kevin O’Kane	Elected	30,155,109	655,591
	(e) Elaine Ellingham	Elected	30,181,075	629,625
	(f) Ria Fitzgerald	Elected	30,146,599	664,101
	(g) William J. Worrall	Elected	30,162,612	648,088
3.	Appoint Davidson & Company LLP, Chartered Professional Accountants, as Auditor	Appointed	54,430,362	983,694

Dated at Vancouver, B.C., this 29th day of June, 2021.

ALMADEN MINERALS LTD.

Per:

“Morgan Poliquin”
Morgan Poliquin
President and CEO